Murphy Canyon Acquisition Corp.
4995 Murphy Canyon Road, Suite 300

San Diego, CA 92123

January 25, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Murphy Canyon Acquisition Corp.

Registration Statement on Form S-1

Filed on January 6, 2022 (File No. 333-262036)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Murphy Canyon Acquisition Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s registration statement on Form S-1 (File No. 333-262036) together with all exhibits and amendments thereto, which was filed on January 6, 2022 (the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at JHeilbron@presidiopt.com with a copy to Darrin M. Ocasio, Esq. of Sichenzia Ross Ference LLP, via email at DMOcasio@SRF.LAW.

In accordance with Rule 457(p) under the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

Should you have any questions, please contact Darrin M. Ocasio at (212) 930-9700.

Murphy Canyon Acquisition Corp.

/s/ Jack K. Heilbron
Name:	Jack K. Heilbron
Title:	Chief Executive Officer

cc:	Darrin M. Ocasio, Esq.
Sichenzia Ross Ference LLP